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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                 SEC FILE NUMBER
                                     _______

                           NOTIFICATION OF LATE FILING

(CHECK ONE):    |x| Form 10-K     |_| Form 20-F    |_| Form 11-K      Form 10-Q
CUSIP NUMBER
                |_|  Form N-SAR

       For        Period   Ended:    ____March 31, 1999______

                  Transition Report on Form 10-K [ ]
                  Transition Report on Form 20-F [ ]
                  Transition Report on Form 11-K [ ]
                  Transition Report on Form 10-Q [ ]
                  Transition Report on Form N-SAR

       For the Transition Period Ended: _______________________________________
       d Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------


PART I - REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant

Seiler Pollution Control Systems, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable


--------------------------------------------------------------------------------
Address of Principal Executive Officer (Street and Number)

5115 Parkcenter Avenue, Suite 270 Dublin, Ohio 43017
--------------------------------------------------------------------------------
City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

     X (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     X (b) The subject annual report, semi-annual report, transition report on From 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     X (c)The accountant's statement or other exhibit required by Rule 12b-25(C) has been attached if applicable.

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

                 Important information needed for the filing is
                               not yet available.

                           PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

      ____Gary B. Wolff, P.C.____________    _(212)__     _____644-6446_______
                            (Name)         (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (of for such shorter) period that the registrant was required to file such reports)
          been filed? If answer is no, identify report(s).           XYes |_| No

          ----------------------------------------------------------------------

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?                                 |_| Yes XNo

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------
           __________Seiler Pollution Control Systems, Inc.__________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date ___June 23, 1999______________   By \S\_Alan B. Sarko____________________

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
     5. Electronic Filers. This form shall not be used by electroinc filer unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).

                                    EXHIBIT A
                     SEILER POLLUTION CONTROL SYSTEMS, INC.

                                   FORM 12b-25
                              PART III - NARRATIVE




        The Registrant's business operations are conducted principally through subsidiaries located in Germany and the United States and, accordingly, requires consolidated financial statements for such entities. Such consolidation has, to some extent, been delayed, due in part, to geographical locations, language and currency differences and change of auditors as heretofore indicated in Form 8-K (and amendments thereto) with date of report of February 12, 1999.

        These audited financial statements and related financial and other necessary disclosure information are still undergoing preparation and review by Registrant, its counsel and its auditors. The Registrant, its personnel and agents have been diligently attempting to conclude the necessary financial statement review but have been unable to accomplish same within the necessary time frame without unreasonable effort or expense or otherwise.

        Registrant is current with respect to all prior "reporting requirements" and is diligently endeavoring to complete its 10-K in as expeditious a manner as possible in light of the circumstances described above.

        The Registrant, therefore, requests a 15 day extension of time within which to file its Form 10-K for fiscal year ended March 31, 1999 following the prescribed due date as indicated in Part II (b) of this Form 12b-25, i.e. thereby requiring Registrant to file such Form 10-K on or before July 14, 1999.